UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4
/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*
O'Connor                      Edward                  G.
(Last)                        (First)                 (Middle)

4288 Green Glade Court

(Street)

Allison Park                  PA                      15101-1202
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.                FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Year
      April, 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director            ________ 10% Owner
   -
___   _____ Officer (give title below)    ________ Other (specify below)
   ---


7.  Individual or Joint/Group Reporting (Check Applicable Limit)
___X____  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person



  Table I -- Non-Derivative Securities Acquired,, Disposed of, or Beneficially Owned


1. Title of     2.         3.            4.  Securities Acquired   5.  Amount of    6.  Ownership  7.  Nature
   Security     Transaction   Transaction   (A) or Disposed of     Securities       Form:  Direct  of Indirect
   (Instr. 3)   Date          Code          (D) (Instr. 3, 4, and  Beneficially     (D) or         Beneficial
                (Mon/day/year)(Instr. 8)    5)                     Owned at End of  Indirect (I)   Ownership
                                                                   Month            (Instr. 4)     (Instr. 4)
                                                                   (Instr. 3 and 4)
                           Code   V      Amount   (A) or   Price
                                                     (D)
Class B Common  4/25/2002  M             2,000    A        $29.00  2,601            D
   Stock

Class B Common                                                     75               I              By Daughter
   Stock




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person,  see Instruction 4(b)(v).


FORM 4 (continued)
                           Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
                               (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of         2.  Conversion  3.              4.  Transaction     5.  Number of   6.  Date
Derivative Security  or Exercise     Transaction        Code             Derivative      Exercisable and
(Instr. 3)           Price of        Date               (Instr. 8)       Securities      Expiration Date
                     Derivative      (Month/Day/Year)                    Acquired (A)    (Month/Day/Year)
                     Security                                            or Disposed of
                                                                         (D)
                                                                         (Instr. 3, 4,
                                                                         and 5)
                                                     Code     V          (A)       (D)   Date
                                                                                         Exercisable Expiration
                                                                                                     Date

Stock Option (Right  $29.00          4/25/2002       M                             2,000 4/25/2002 4/24/2011
to Buy)
Stock Option (Right  $31.90          4/24/2002       A                   2,250           4/24/2002 4/24/2012
to Buy)


7.  Title and Amount of       8.  Price of     9.  Number of        10.  Ownership    11.  Nature of
Underlying Securities         Derivative       derivative           Form of           Indirect Beneficial
(Instr. 3 and 4)              Security         Securities           Derivative        Ownership
                              (Instr. 5)       Beneficially Owned   Security:         (Instr. 4)
                                               at End of Month      Direct (D) or
                                               (Instr. 4)           indirect (I)
                                                                    (Instr. 4)
Title            Amount or
                 Number of
                 Shares

Class B          2,000                         5,500                D
Common Stock
Class B Common   2,250                         2,250                D
Stock


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Edward G. O'Connor              May 10, 2002
--------------------------------    -----------------------
**Signature of Reporting Person     Date